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Thomas J. friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

December 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	James O’Connor

Re:	Golub Capital BDC, Inc.
Preliminary Proxy Statement – PRE 14A (filed on December 3, 2018)
File Number: 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (the “Company”), we hereby respond to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received from James O’Connor of the Staff on December 12, 2018 relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on December 3, 2018 (the “Preliminary Proxy Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. The Company has today filed the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), together with this letter. Capitalized terms used but not defined herein shall have the meaning set forth in the Preliminary Proxy Statement.

1.	Please confirm whether selective voting will be permitted at the Annual Meeting (i.e., where there are sufficient votes to approve a proposal, a vote will be taken, but where there are not sufficient votes, the chairman may adjourn the Annual Meeting in order to solicit additional votes on any such proposal). In this regard, the Staff notes that in Statement on Adjournment of Investment company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), in lieu of adoption of the proposed Rule 20a-4 under the 1940 Act, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

James O’Connor December 18, 2018 Page 2

The Staff notes that the Maryland General Corporation Law provides that a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice, for any or no reason. Nevertheless, it is the Staff’s view that under the Exchange Act, a proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The adjournment of a meeting to solicit additional proxies to avoid a negative vote at that meeting is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law. See Exchange Act Rule 14a-4(d)(4). Specifically, this is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See New York Stock Exchange Rule 452. Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of stockholder votes. Please revise the proxy card to include an additional voting box so that stockholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Exchange Act Rules 14a-4(b)(1) and 14a-4(e).

Response:

The Company respectfully submits that the chairman’s authority, as the presiding officer at the meeting of stockholders, to adjourn the meeting proceeds from Section 2.10 of the Company’s Bylaws. It is not based on a delegation of authority by proxy. As a result, the chairman’s decision to adjourn the Annual Meeting does not require the voting of any proxies.

2.	The Staff refers to the first table on page 5 of the Preliminary Proxy Statement under the heading entitled “Dollar Range of Securities Beneficially Owned by Directors”. With respect to the two directors who are “interested persons” of the Company, within the meaning of Section 2(a)(19) of the 1940 Act, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Company or indicate in your correspondence that there are none. See Item 22(b)(2) of Schedule 14A.

James O’Connor December 18, 2018 Page 3

Response:

The Company respectfully submits that the requested information is disclosed in the Preliminary Proxy Statement under the sections captioned “Information about the Nominees and Directors” and “Information About Each Director’s Experience, Qualifications, Attributes or Skills.”

3.	The Staff refers to the second table on page 5 of the Preliminary Proxy Statement under the heading entitled “Dollar Range of Securities Beneficially Owned by Directors”. Please provide the information required by Items 22(b)(7)–(10) of Schedule 14A for directors and nominees and their immediate family members who are not interested persons or indicate in your correspondence that these items do not apply.

Response:

The Company respectfully informs the Staff that the Preliminary Proxy Statement discloses all information required by Items 22(b)(7)–(10) of Schedule 14A regarding directors and nominees and their immediate family members who are not interested persons.

4.	In the last paragraph on page 13 of the Preliminary Proxy Statement, under the heading “Nominating and Corporate Governance Committee,” please disclose whether the Board has adopted a formal diversity policy. In this regard, please refer to Item 407(c)(2)(vi) of Regulation S-K, as applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response:

As requested, the Company has disclosed in the Definitive Proxy Statement that it has not adopted a specific diversity policy, but as set forth in the Nominating and Corporate Governance Committee charter, the committee shall seek to enhance the perspectives and experiences of the Board through diversity in gender, ethnic background, geographic origin and professional experience. The Company respectfully informs the Staff that the Nominating and Corporate Governance Committee and the Board considered such elements of diversity, among others, in connection with the nomination of persons named as nominees in the Preliminary Proxy Statement.

5.	In “Proposal 1: Election of Directors,” pursuant to Item 22(b)(11) of Schedule 14A, please provide in tabular form, to the extent practicable and applicable, the information required by Items 401(f), 401(g), 404(a), 405 and 407(h) of Regulation S-K.

Response:

The Company respectfully submits that the disclosure required by Item 404(a) of Regulation S-K can be found starting on page 16 of the Preliminary Proxy Statement, under the heading entitled “Certain Relationships and Related Party Transactions”, that the disclosure required by Item 405 of Regulation S-K can be found on page 4 of the Preliminary Proxy Statement, that the disclosure required by Item 407(h) of Regulation S-K can be found starting on page 8 of the Preliminary Proxy Statement, under the heading “The Board’s Composition and Leadership Structure”, and that no additional disclosures are required pursuant to Items 401(f) and 401(g) of Regulation S-K.

James O’Connor December 18, 2018 Page 4

6.	Please confirm to the Staff by correspondence that there were no material legal proceedings in the past 10 years against any of the Company’s directors, nominees, or officers and that none are currently pending. See Item 401(f)(7) and (8) of Regulation S-K, as applied through Item 22(b)(11) and Item 22(b)(12) of Schedule 14A.

Response:

As requested, the Company confirms to the Staff that there were no material legal proceedings in the past 10 years against any of the Company’s directors, nominees, or officers and that none is currently pending that would require disclosure under Item 401(f) of Regulation S-K or Item 22(b)(11) or 22(b)(12) of Schedule 14A.

7.	In the last full sentence on page 23 of the Preliminary Proxy Statement, please insert “the result that the Company would owe higher incentive fees despite” after the word “with.”

Response:

As requested, the Company has revised the disclosure as described above in the Definitive Proxy Statement.

8.	On page 24 of the Preliminary Proxy Statement, please include an explanation of the term “non-qualifying assets” as used under Section 55 of the 1940 Act.

Response:

As requested, the Company has included an explanation of the term “non-qualifying assets” in the Definitive Proxy Statement.

9.	On page 24 of the Preliminary Proxy Statement, in the second paragraph under the heading entitled “Potential impact on net investment income, return to stockholders and net asset value”, please delete the word “sharply” and insert “rapidly and to a greater extent” in two places and delete the word “magnifying” and replace it with “accelerating and increasing.”

Response:

As requested, the Company has revised the disclosure as described above in the Definitive Proxy Statement.

10.	On page 25 of the Preliminary Proxy Statement, in the table entitled “Assumed Return on the Company’s Portfolio (Net of Expenses)”, please present in the footnotes to the table the annual returns that the Company’s portfolio must experience to cover the annual interest on senior securities at each of the 270%, 200%, and 150% asset coverage levels. See Item 8.3.b(2) of Form N-2.

James O’Connor December 18, 2018 Page 5

Response:

As requested, the Company has revised the disclosure as described above in the Definitive Proxy Statement.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub
Ross A. Teune
Joshua M. Levinson
Golub Capital BDC, Inc.

Matthew J. Carter
David J. Harris
Dechert LLP